EX-99.d.2

Delaware Management Company

100 Independence, 610 Market Street

Philadelphia, PA 19106-2354

March 21, 2025

Delaware Group® Global & International Funds

100 Independence, 610 Market Street

Philadelphia, PA 19106-2354

Re: Expense Limitations

To whom it may concern:

By our execution of this letter agreement (the “Agreement”), intending to be legally bound hereby, Delaware Management Company, a series of Macquarie Investment Management Business Trust (the “Manager”), agrees that in order to improve the performance of the Macquarie Emerging Markets Fund (the “Fund”), a series of Delaware Group Global & International Funds, the Manager shall waive all or a portion of its investment advisory fees and/or pay/reimburse expenses (excluding any 12b-1 fees, acquired fund fees and expenses, taxes, interest, short sale dividend and interest expenses, brokerage fees, certain insurance costs, and nonroutine expenses or costs, including, but not limited to, those relating to reorganizations, litigation, conducting shareholder meetings, and liquidations (collectively, the “Excluded Expenses”)) in an aggregate amount equal to the amount by which the Fund’s total annual fund operating expenses (excluding any Excluded Expenses) exceed the percentages set forth below for the period from April 1, 2025 through March 31, 2026. For purposes of this Agreement, Excluded Expenses may also include such additional costs and expenses as may be agreed upon from time to time by the Fund’s Board of Trustees and the Manager.

Fund	Class A, Class C, Class R and Institutional Class Expense Cap	Class R6 Expense Cap
Macquarie Emerging Markets Fund	1.17%	1.06%

The Manager acknowledges that it (1) shall not be entitled to collect on, or make a claim for, waived fees at any time in the future, and (2) shall not be entitled to collect on, or make a claim for, reimbursed Fund expenses at any time in the future.

Delaware Management Company, a series of

Macquarie Investment Management Business Trust

By:	/s/ Richard Salus
Name:	Richard Salus
Title:	Senior Vice President